G:\6K\6K 01 4Q.doc

P.E. 2/11/02

02017086

FORM 6 - K

RECEIVED FEB 25 2002 354 REC'D S.E.C. MAIL PROCESSING SECTION WASH, D.C.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of February, 2002

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English

PROCESSED
MAR 04 2002
THOMSON FINANCIAL

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant's press release dated February 19, 2002, announcing results of operations for the fouth quarter ended December 31, 2001, and agreements relating to and orders for products and services through the Registrant and its subsidiaries.

This Report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-4 of Gilat Satellite Networks Ltd. (333-71422), Form F-3 of Gilat Satellite Networks Ltd. (No. 333-12242) and (No. 333-12698) and Form S-8 of Gilat Satellite Networks Ltd. (No. 333-96630), (No. 333-08826), (No. 333-10092), (No. 333-12466) and (No. 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

By: Yoav Leibovitch

Yoav Leibovitch
Chief Financial Officer

Dated: February 19, 2002

BW2393 FEB 19,2002 6:14 PACIFIC 09:14 EASTERN

(BW)(GILAT-SATELLITE-NTWKS)(GILTF) Gilat Announces 2001 Fourth-quarter, Full-year R

Business Editors

PETAH TIKVA, Israel--(BUSINESS WIRE)--Feb. 19, 2002--Gilat Satellite Networks Ltd.(Nasdaq: GILTF):

Fourth-quarter 2001 Results in Line With Expectations

Company announces new orders in United States, Latin America, Asia

Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, today reporte
Revenues for the fourth quarter ended December 31, 2001 were US$89 million. The Company's net loss for the quart
Revenues for the year ended December 31, 2001 were US$389 million. Including charges previously announced in 2
The consolidated results for the fourth quarter and full year 2001 include, for the first time, consolidation of rStar Co
have a negligible effect going forward from the second quarter 2002 and will reclassify certain equity-loss and expense
The Company also recorded a prepayment of US$3.4 million arising out of an agreement reached with the Israeli Off
agreement will enable Gilat to participate in a new OCS program under which it will be eligible to receive future resear
As of today, core business backlog for equipment sales and revenues from multi-year service contracts for the Comp
Gilat Chairman and Chief Executive Officer Yoel Gat said, "Results for the quarter are in line with expectations. Our
going forward in 2002. In all, we are in a favorable position to benefit from what we expect will be improving global ec

New contract with FITEL helps Gilat maintain leadership position in Latin America

The Company signed a new contract for approximately US$9.7 million with Fondo de Inversion en Telecomunicacio
to Gilat over the past year, representing the provision of rural satellite telephony service to more than 6,000 Peruvian co

Spacenet expands Goodyear's VSAT network

Gilat's U.S. subsidiary, Spacenet Inc., was selected by The Goodyear Tire & Rubber Company to expand Goodyear's
Advantage(R) VSATs at more than 700 Goodyear company-owned tire outlets last year.

Initial market acceptance is high for Spacenet's Connexstar(SM) service

In December 2001, Spacenet introduced a new broadband Internet Protocol (IP)-only service offering - called Conne
with the ability to add a wide variety of business applications.
"We believe that Connexstar positions Spacenet to tap into a new market for VSAT services that has not been addres

Gilat continues growth in the Philippines

Gilat announced that Textron Corporation has ordered an additional 250 units of Gilat's Skystar Advantage(R), two-v
technology is enabling Textron to deploy a wide range of interactive data and web-based applications for corporations a
years.

2001 highlighted by demand in core business and consumer broadband markets

Solid demand in all major markets was evident for Gilat in 2001. In the enterprise market, notable customers signed I
telephon[illegible] new orders were received from Embratel in Brazil and FITEL [illegible] in Peru. In the con

the United States, which now boasts more than 40,000 subscribers. Gilat and its subsidiaries also established significant
Gilat will discuss its 2001 results on a conference call today, beginning at 10:30 a.m. EST. The event will also be bro
downloading Real Player 8 software.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Europe and Gilat Latin America, is a le
networking and rural telephony solutions to customers across six continents, and markets interactive broadband data ser
nationwide, always-on, two-way, high-speed satellite Internet service provider. StarBand is based in McLean, Va. SkyB
trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com and StarBand at www.starb

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securitie
looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, pe
including, among others, changes in general economic and business conditions, inability to maintain market acceptance
prices resulting from competition, introduction of competing products by other companies, inability to manage growth
operations and its location in Israel. For additional information regarding these and other risks and uncertainties associa

(1) The SkyBlaster 360 product is marketed by StarBand Communications under its own brand name.

Gilat Satellite Networks Ltd.
Condensed Consolidated
Balance Sheets

US dollars in thousands	December 31 2001 (rStar consolidated(1))	December 31 2000 (Audited)
Assets		
Current assets:		
Cash and cash equivalents	110,225	192,471
Short-term bank deposits and current maturities of long-term bank deposits		34,303
Restricted cash	3,520	
Accounts receivable:		
Trade	131,429	187,720
Other	72,095	119,688
Inventories	122,483	163,446
Total current assets	439,752	697,628
Investments and non-current receivables:		
Restricted cash	9,521	
Severance pay fund	5,784	5,128
Investments in companies and non-current receivables	141,798	172,526
	157,103	177,654
Property, plant and equipment:		
Cost	342,665	351,670
Less - accumulated depreciation & amortization	99,392	64,601

	243,273	287,069
Other assets and deferred charges - net	91,357	98,672
Net assets of discontinued operations	322	
	931,807	1,261,023
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term bank credit	4,664	13,984
Current maturities of long term loans	25,224	835
Accounts payable and accruals:		
Trade	47,554	81,957
Accrued expenses	49,932	32,482
Other	28,092	25,475
Total current liabilities	155,466	154,733
Convertible subordinated notes	350,000	350,000
Accrued severance pay	8,831	8,202
Long term loans - net of current maturities	136,073	110,578
Other long-term liabilities	15,478	20,164
Total long term liabilities	510,382	488,944
Total liabilities	665,848	643,677
Minority interest	10,639	
Shareholders' equity:		
Share capital and additional paid in capital	617,443	626,087
Currency translation adjustment	(5,710)	(3,440)
Accumulated deficit	(356,413)	(5,301)
	255,320	617,346
	931,807	1,261,023

(1) As a result of rStar consolidation cash increased in approximately $31.0 million, Investment in companies decreased in approximately $21.2 million and minority interest increased in approximately $10.6 million. There where no other material changes.

Gilat Satellite Networks Ltd.

Condensed Consolidated
Income (Loss) Statements

US dollars in thousands	Year ended December 31 2001 (rStar in the equity method)	Year ended December 31 2001 (rStar consolidated(2))	Year ended December 31 2000 (Audited)

Revenues	389,029	389,029	504,562
Cost of revenues	348,829	348,829	344,441
	40,200	40,200	160,121
Research and development costs:			
Expenses incurred	44,482	47,097	35,576
Less - grants	8,849	8,849	4,304
	35,633	38,248	31,272
Selling, general and administrative expenses	104,664	123,931	86,098
Prepayment of remaining royalty commitments to the OCS	3,447	3,447	
Restructuring charges and other charges	168,168	168,168	
Operating income (loss)	(271,712)	(293,594)	42,751
Financial income (expenses) - net	(20,697)	(21,334)	(1,289)
Impairment of investments and other non operating charges	(39,575)	(40,653)	(9,350)
Income (loss) before taxes on income	(331,984)	(355,581)	32,112
Taxes on income (expenses)	(974)	(974)	(2,003)
Income (loss) after taxes on income	(332,958)	(356,555)	30,109
Share in losses of associated companies	(18,154)	(252)	(950)
Acquired In - process research and development			(10,000)
Minority Share in losses of a subsidiary		5,695	276
Income (loss) from continuing operation	(351,112)	(351,112)	19,435
Discontinued operations, net of taxes			
Net income (loss)	(351,112)	(351,112)	19,435
Earnings per share (in US dollars)			
Basic	(15.03)	(15.03)	0.86
Fully Diluted	(15.03)	(15.03)	0.81
Weighted average number of shares used in computation of earnings per share (in thousands)	23,364	23,364	22,516

Fully Diluted	23,364	23,364	24,099

	Three months ended ended December 31 2001 (rStar in the equity method)	2001 (rStar consolidated(2))	Three months ended December 31 2000
Revenues	89,028	89,028	174,615
Cost of revenues	60,381	60,381	131,748
	28,647	28,647	42,867
Research and development costs:			
Expenses incurred	9,590	9,990	9,884
Less - grants	2,179	2,179	1,658
	7,411	7,811	8,226
Selling, general and administrative expenses	22,549	26,455	22,880
Prepayment of remaining royalty commitments to the OCS	3,447	3,447	
Restructuring charges and other charges	-	-	
Operating income (loss)	(4,760)	(9,066)	11,761
Financial income (expenses) - net	(3,087)	(3,170)	(883)
Impairment of investment and other non operating charges	578	(390)	(9,350)
Income (loss) before taxes on income	(7,269)	(12,626)	1,528
Taxes on income (expense	-	-	(612)
Income (loss) after taxes on income	(7,269)	(12,626)	916
Share in losses of associated companies	(3,646)	-	(1,139)
Acquired In - process research and development	-	-	(10,000)
Minority Share in losses of a subsidiary		1,711	-
Income (loss) from continuing operation	(10,915)	(10,915)	(10,223)
Discontinued operations, net of taxes		-	
Net income (loss)	(10,915)	(10,915)	(10,223)

Earnings per share (in US dollars)			
Basic	(0.47)	(0.47)	(0.44)
Fully Diluted	(0.47)	(0.47)	(0.44)

Weighted average number of shares used in computation of earnings per share (in thousands)			
Basic	23,364	23,364	23,325
Fully Diluted	23,364	23,364	23,325

(2) As will be presented in Gilat annual financial statements under US GAAP

--30--fap/ny*

CONTACT: Gilat Satellite Networks Ltd.
Tim Perrott, 703/848-1515
tim.perrott@spacenet.com
or
RFBinder Partners
Magda Gagliano, 212/994-7549
magda.gagliano@rfbinder.com

KEYWORD: ISRAEL INTERNATIONAL AFRICA/MIDDLE EAST
INDUSTRY KEYWORD: INTERNET NETWORKING TELECOMMUNICATIONS CONFERENCE CALLS EARNINGS
SOURCE: Gilat Satellite Networks